Tongli Pharmaceuticals (USA), Inc.
14 Wall Street, 20th Floor
New York, NY

August 5, 2011

VIA EDGAR

Ms. Christine Allen, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tongli Pharmaceuticals (USA), Inc.
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed June 30, 2010
Form 10-Q for Quarterly Period Ended September 30, 2010
Filed November 15, 2010
Form 10-Q for Quarterly Period Ended December 31, 2010
Filed February 15, 2011
File No. 000-52954

Dear Ms. Allen:

Tongli Pharmaceuticals (USA), Inc. (the “Company,” “we”, or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 8, 2011, regarding the Company’s filings referred to above.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

Form 10- K for the Year Ended March 31, 2010

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7
Contract Deposit page F-14

1.
We acknowledge your response to comment two. Your response indicates that the refund provision, that you believe Tonghua has an obligation to make if SFDA approval is not obtained for Nafarelin, is a binding agreement. You have not provided persuasive evidence that you have a contractual right to a refund. Further, it appears that realization of installment payments made under the Tonghua Agreement depends solely on the results of the research and development having future economic benefit. Therefore, tell us why your $1.6 million payment and any future installment payments made under the Tonghua Agreement should not be considered an advance that should be charged to research and development expense consistent with ASC 730-20-25-11.

The Staff is advised that on July 30 2011, the Company and Tonghua reduced our mutual understanding reached in June 2010 to writing in the form of a memorandum, pursuant to which any payments the Company makes to Tonghua under the Tonghua Agreement will be refunded if SDFA approval is not obtained for Nafarelin.  Such memorandum accompanies this response for the Staff’s review.  The Company would be prepared to file this memorandum with the Commission as an exhibit amendment to its recently filed Form 10-K.

We are accounting for the payments we made under the Tonghua Agreement in accordance with “ASC 350-30 Acquisition of Intangibles other than Goodwill.”  The Agreement calls for Tonghua to deliver to us a New Drug Approval Certificate for the new drug application Nafarelin.

We do not believe that the payment we made under the Tonghua Agreement should be accounted for under “ASC 730-20-25-11 Research and Development Arrangements” due to the fact that pursuant to the Tonghua Agreement, Tonghua is responsible for conducting and paying for all clinical trial and research and development in connection with the drug and shall bear the risk of failure of the research and development.  Thus, the payments made to Tonghua are not in the nature of repayment which depends on the results of the research and development having future economic benefit.  The Company submits therefore that its payments under the Tonghua Agreement are more accurately characterized as a good faith deposit toward the final purchase price of the intangible asset.

As such, the Company will account for the acquisition under ASC 350-30 whereby we will initially recognize and measure the intangible asset based on its fair market value. The deposit made to Tonghua was a good faith deposit toward the final purchase price of the intangible asset and was recorded as a deposit and will be included in the final purchase price to be allocated according to the fair value as defined in ASC 350-30, being consistent with the guidance in accordance with ASC 820 Fair Value Measurement.

10. Taxes, page F-16

2.
We acknowledge your response to comment four which provides a breakdown of the $1,559,517 of expenses you have attributed to your U.S. public company which resulted in $776,573 of U.S. NOLs at March 31, 2010. Please address the following:

•
Of the $1,559,517 of expenses allocated to the U.S. public company, your response states that $1,189,708 relates to stock based compensation. You disclose on page F-15 that you issued 1,169,093 shares to 46 employees valued at $1,180,784. Tell us why the entire amount of stock based compensation is an expense to U.S. operations when you disclose that all of your operations are in China;

•
Your response indicates you have a New York office and U.S. based employees. Tell us how many U.S. based employees you have, how many of the 1,169,093 shares were issued to U.S. based employees and to the extent they are executives, why these shares are not listed in Item 11 for executive compensation; and

•
To the extent any of the 1,169,093 shares were issued to China-based employees, tell us how you determined it was appropriate to allocate the value of these shares to your U.S. public company which resulted in significant U.S. NOLs.

The Company acknowledges the Staff's comment and had included revised disclosure on page F19 and F20 in the Form 10-K for fiscal year ended March 31, 2011.  We currently have 7 employees in the New York office and none of such employees received any shares out of the referenced 1,169,093 shares.  Since all of the 1,169,093 shares were issued to China-based employees, we revised the disclosure in footnote No. 11 to the effect that the value of the shares issued as part of the 2009 Incentive Plan is now recorded as expenses incurred in China.

*************

We thank the Staff in advance for its consideration of the foregoing.  We look forward to assisting the Staff in concluding its review.  Please contact our legal counsel, Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 should there be any questions or comments regarding the foregoing.

Sincerely,

/s/ Mingli Yao

Mingli Yao
Chief Executive Officer
Tongli Pharmaceuticals (USA), Inc.

Enclosure:

Unofficial English translation of the Memo between Harbin Tianmu Pharmaceuticals Company Limited and Jilin Tonghua Yisheng Pharmaceuticals Company Limited dated July 30, 2011.

Memorandum Regarding Class 2 New Drug Transfer Agreement

Harbin Tianmu Pharmaceuticals Company Limited (hereinafter Party A)
Jilin Tonghua Yisheng Pharmaceuticals Company Limited (hereinafter Party B)

The purpose for this memo is to put the mutual understanding between both parties on June10, 2010 in writing.

Both parties agreed that any contract deposit Party A made to Party B under the Tonghua Agreement will be refunded if SDFA approval is not obtained for Nafarelin (the first contract deposit RMB 11,000,000 has been paid in March 2010).

Party A Harbin Tianmu Pharmaceuticals Company Limited
Company Seal Imprinted

Party B Jilin Tonghua Yisheng Pharmaceuticals Company Limited
Company Seal Imprinted

July 30, 2011